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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                               ------------------------

                                  SCHEDULE 14D-1/A

 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                    ACT OF 1934

                                  (AMENDMENT NO. 2)
                               ------------------------

                      COURTYARD BY MARRIOTT LIMITED PARTNERSHIP

                            A DELAWARE LIMITED PARTNERSHIP
                              (NAME OF SUBJECT COMPANY)
                                 PALM INVESTORS, LLC

                         A DELAWARE LIMITED LIABILITY COMPANY
                                  ARLEN CAPITAL, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                                       (Bidder)


                        UNITS OF LIMITED PARTNERSHIP INTEREST
                            (TITLE OF CLASS OF SECURITIES)


                                         None
                        (CUSIP Number of Class of Securities)


                                Don Augustine, Manager
                                 Arlen Capital, LLC
                         1650 Hotel Circle North - Suite 200
                             San Diego, California  92108
                                    (619) 686-2002
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)


                               ------------------------


AMENDMENT NO. 2 TO SCHEDULE 14D-1


This Amendment No. 2 amends the Offer to Purchase on Schedule 14D-1 filed with the Securities and Exchange Commission on May 26, 1998 (the "Schedule 14D-1") by Palm Investors, LLC, a Delaware limited partnership (the "Purchaser"), relating to the Offer by the Purchaser to purchase up to 115 Units of Limited Partnership Interest ("Units") in Courtyard by Marriott Limited Partnership, a Delaware Limited Partnership (the "Partnership"), for a purchase price of $85,000 per Unit, upon the terms and conditions set forth in the Offer to Purchase dated May 26, 1998, as amended by Amendment No. 1 dated June 26, 1998 (collectively the "Offer to Purchase") and the related Agreement of Sale (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

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ITEM 10.  ADDITIONAL INFORMATION

          (f) The Offer has been extended to midnight, Eastern Time, on July 29, 1998. On July 20, 1998, the Purchaser published an announcement in
INVESTOR'S BUSINESS DAILY announcing such extension and reporting.   A copy
of the text of the publication has been filed as Exhibit (a) (5) to this Amendment No. 2 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

          (a) (5) Text of publication issued by the Purchaser on July 20, 1998.



                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    July 17, 1998            PALM INVESTORS, LLC

                                   By:  Arlen Capital, LLC
                                        its Manager

                                        By:  /s/ DON AUGUSTINE
                                             ---------------------------------
                                             Don Augustine, Manager

                                   ARLEN CAPITAL, LLC


                                        By:  /s/ DON AUGUSTINE
                                             ---------------------------------
                                             Don Augustine, Manager